Exhibit (d)(12)

VOTING AGREEMENT

This Voting Agreement (“Agreement”), dated as of ___________, 2009, is made by and between MidAtlantic Bancorp, Inc.. (“Acquisition Corp.”) and the undersigned shareholder (“Shareholder”) of Greater Atlantic Financial Corp. (“GAFC”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Acquisition Corp., Merger Sub and GAFC are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which GAFC will merge with and into GAF Merger Corp. and, in connection therewith, each outstanding share of GAFC Common Stock will be converted into the right to receive the Merger Consideration (the “Merger”);

WHEREAS, Shareholder owns shares of GAFC Common Stock (such shares, together with all shares of GAFC Common Stock subsequently acquired by Shareholder during the term of this Agreement, being referred to as the “Shares”); and

WHEREAS, it is a condition to the willingness of Acquisition Corp. to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and agreements contained herein, and for other good and valuable consideration, the receipt of which are hereby acknowledged, the parties hereto agree as follows:

1.           Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement.

2.           Agreement to Vote/Tender Trust Preferred Shares. Shareholder agrees that, prior to the Expiration Date (as defined below), at any meeting of shareholders of GAFC, however called, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of GAFC, except as otherwise agreed to in writing in advance by Acquisition Corp., Shareholder shall:

(a)            appear at each such meeting, in person or by proxy, and thereby cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)            vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) with respect to, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder, or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of approval of the Merger Agreement unless the Board of Directors of GAFC withdraws its recommendation for approval of the Merger Agreement; (ii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of GAFC contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or any of Shareholder’s obligations under this Agreement.

(c)           tender to GAFC each convertible trust preferred share of Greater Atlantic Capital Trust I (“Trust I”) held of record or beneficially owned by Shareholder at a price of $0.01 per share, and use Shareholder’s best efforts to have the holders of convertible trust preferred shares of Trust I held by persons who are not directors of GAFC tender those shares to GAFC.

3.           No Solicitation.  Except as otherwise expressly permitted under Section 5.1 of the Merger Agreement, from and after the date hereof until the Expiration Date, Shareholder, in his or her capacity as a shareholder of GAFC, shall not (a) initiate, solicit, induce, knowingly encourage, or knowingly take any action that would reasonably be expected to materially facilitate the making of, any offer, or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish or otherwise afford access to any Person (other than Acquisition Corp., GAFC and Acquisition Sub) any information or data with respect to GAFC or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, including, without limitation, any agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of GAFC’s shareholders with respect to an Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of GAFC that takes any action in support of an Acquisition Proposal.

4.           No Inconsistent Agreements.  Shareholder hereby agrees not to enter into any voting agreement or grant a proxy or power of attorney with respect to the Shares that is inconsistent with Shareholder’s obligations under this Agreement.

5.           No Transfers.  From and after the date hereof until the Expiration Date and except as contemplated by this Agreement or the Merger Agreement, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement in existence on the date hereof, subject to the pledgee agreeing in writing to be bound by the terms of this Agreement, (c) transfers in connection with estate or tax planning or similar purposes, including transfers to family members, trusts, foundations and charitable organizations, subject to the transferee first agreeing in writing to be bound by the terms of this Agreement, and (d) such transfers as Acquisition Corp. may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 5 shall be null and void.

6.           Remedies. Shareholder acknowledges that it is a condition to the willingness of Acquisition Corp. to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Acquisition Corp. if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Acquisition Corp. will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Acquisition Corp. has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Acquisition Corp.’s seeking or obtaining such equitable relief. Shareholder also agrees that if Shareholder fails to comply in any material respect with the obligations imposed by this Agreement, Shareholder shall pay to Acquisition Corp. all of Acquisition Corp.’s reasonable costs and expenses (including attorneys’ fees) in connection with enforcing its rights under this Agreement.

7.           Termination.  As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VII thereof, or (c) upon mutual written agreement of the parties to terminate this Agreement.  Upon termination of the Merger Agreement prior to the Effective Time, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

8.           Governing Law and Enforceability. This Agreement is governed by, and will be interpreted in accordance with, the laws of the State of Virginia. If any court determines that the restrictions set forth in this Agreement are unenforceable, then the parties request such court to reform these provisions to the maximum restrictions, term, scope or geographical area that such court finds enforceable.

9.           Entire Agreement; Amendments.  This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provision hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

10.           Capacity as Shareholder.  The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of the Company, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of the Company or in any other capacity.  Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with whatever fiduciary duties he or she may have as a director, officer or employee of the Company.

11.           Counterparts. The parties may execute this Agreement in one or more counterparts, including facsimile counterparts. All the counterparts will be construed together and will constitute one Agreement.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

MIDATLANTIC BANCORP, INC.

Shareholder

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Shares owned:

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